UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE



Mail Stop 5546


Via Facsimile (011) 49 69 910 39129 and U.S. Mail

								March 22, 2006

Dr. Clemens Borsig, Chief Financial Officer
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Federal Republic of Germany

	Re:	Deutsche Bank Aktiengesellschaft
		Form 20-F for the Fiscal Year Ended December 31, 2004
      Filed March 24, 2005
      Response letter dated October 31, 2005
      Response letter dated March 20, 2006
      File No. 001-15242

Dear Dr. Borsig:

      We have reviewed your response letter dated March 20, 2006 and have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.


General

1. We note Annex C to your letter dated March 20, 2006, disclosure text you propose for your 2005 Annual Report on Form 20-F. When you include the text in the 20-F, please cast the third sentence of the penultimate paragraph of the text as your belief rather than as a statement of fact.


      Please contact me at (202) 551-3470 if you have any questions about the comment or our review.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Todd Schiffman
		Assistant Director
		Division of Corporation Finance
Dr. Clemens Borsig
Deutsche Bank AG
March 22, 2006
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